SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.______*______)(1)



-------------------------------CSG Systems Int'l Inc.---------------------------
                                (Name of Issuer)



--------------------------------Common Stock------------------------------------
                         (Title of Class of Securities)



-----------------------------------126349109------------------------------------
                                 (CUSIP Number)



---------------------------------July 19, 2002----------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  126349109
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter A. Wright

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)  [_]
                  (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     5,340

6.   SHARED VOTING POWER

     2,724,000 (Note: PAW Capital Corp own 2,304,000 common stock and 4,200 Call Options equivalent to 420,000 shares)

7.   SOLE DISPOSITIVE POWER

     5,340

8.   SHARED DISPOSITIVE POWER

     2,724,000 (Note: PAW Capital Corp own 2,304,000 common stock and 4,200 Call Options equivalent to 420,000 shares)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,729,340

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.18%

12.  TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

CUSIP No.  126349109
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     P.A.W. Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)  [_]
                  (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,724,000 (Note: PAW Capital Corp own 2,304,000 common stock and 4,200 Call Options equivalent to 420,000 shares)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,724,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,724,000 (Note: PAW Capital Corp own 2,304,000 common stock and 4,200 Call Options equivalent to 420,000 shares)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                 [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.17%

12.  TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

CUSIP No.  126349109
           ---------------------


Item 1(a).  Name of Issuer:


            CSG Systems Int'l Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


            7887 East Bellview Ave.
            Suite 1000
            Englewood, CO  80111
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:


            Peter A. Wright
            P.A.W. Capital Corp.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            4 Greenwich Office Park, 3rd Floor
            Greenwich, CT  06831
            --------------------------------------------------------------------

Item 2(c).  Citizenship:


            Peter A. Wright - United States citizen
            P.A.W. Capital Corp. - Delaware corporation
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            126349109
            --------------------------------------------------------------------


Item 3.   If  This   Statement  is  Filed  Pursuant  to  Rule
          13d-1(b),  or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)  [_]  A savings association as defined in
               Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section
               3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          2,729,340 shares owned by Peter A. Wright; 2,724,000 shares owned by P.A.W. Capital Corp. (Note: P.A.W.
          Capital Partners own 2,304,000 common stocks and 4,200
          Call Options equivalent to 420,000 shares)

          ----------------------------------------------------------------------

     (b)  Percent of class:

          5.18% owned by Peter A. Wright; 5.17% owned by P.A.W. Capital Corp.
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          P.A.W. Capital Corp.: 2,724,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote: 2,724,000 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of (Note: P.A.W. Capital Corp own 2,304,000 common stocks and 4,200 Call Options equivalent to 420,000 shares).

          Peter A. Wright: 2,724,000 shares with shared power to vote or to direct the vote; 5,340 shares with sole power to vote or to direct the vote; 2,724,000 shares with shared power to dispose or to direct the disposition of; 5,340 shares with the sole power to dispose or to direct the disposition of (Note: P.A.W. Capital Corp own 2,304,000 common stocks and 4,200 Call Options equivalent to 420,000 shares)

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         N/A____________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


         N/A____________________________________________________________________


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


         N/A____________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


         N/A____________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


          N/A___________________________________________________________________

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         August 12, 2002
                            ----------------------------------------
                                            (Date)


                            By:          /s/ Peter A. Wright
                            ----------------------------------------
                                         Peter A. Wright

                                         P.A.W. Capital Corp.


                            By:          /s/ Peter A. Wright
                            ---------------------------------------
                                         Peter A. Wright
                                         President



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

00123.0001 #343071